Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia: Hits Q1 Revenue Forecast
of $44.4 Million
Financial Highlights
•	Poker and casino software revenues of $31.7 million, in line with expectations.

•	Active depositing poker players held steady quarter-over-quarter; new depositing players grew slightly during the period.

•	Asian online games revenues of $12.7 million, up 33 percent quarter-over-quarter on strong organic growth; FunTown and T2CN revenues surged 27 percent and 43 percent, respectively, during the period.
Operational Highlights and Developments
•	Everest Poker sponsors Spanish Poker Tour.

•	Asian online games platform: FunTown begins open beta testing of new MMORPG Warhammer Online in Taiwan and Hong Kong.

•	Asian online games platform: T2CN begins beta testing of Luna Online — one of Asia’s most successful MMO games; plans China launch in summer 2009.
HONG KONG, June 9, 2009 — GigaMedia Limited (NASDAQ: GIGM) today reported first-quarter revenues of $44.4 million, net income of $4.8 million, and earnings per share of $0.09 basic and $0.08 fully-diluted. First-quarter results were negatively affected by global economic conditions and continued weakness of the euro against the U.S. dollar.
First-quarter 2009 non-GAAP basic and diluted earnings per share were $0.11 and $0.10, respectively, which exclude results from discontinued operations and non-cash share-based compensation expenses.
The company also announced that it is final round discussions with two parties concerning a potential strategic partnership or sale involving its poker and casino software business. No additional details are available at this time.

“In the first quarter, our Everest software business faced greater than expected challenges from the macroeconomic downturn and the weakness of the euro — slowing our business in Europe,” stated CEO Arthur Wang. “We have responded with a set of cost reductions and efficiencies which will protect the financial strength of the business, as well as prepare for a return to growth as a leaner, tighter organization.”
“The good news: we believe we have hit bottom in this cyclical downturn and that the second half will see renewed strength in Europe. And in Asia, we are looking at our best year ever, with strong top and bottom-line growth,” stated CEO Arthur Wang.
“We remain confident in the strategic position of our poker and casino software business, and are excited about the new games we are launching in Asia this year,” stated President and COO Thomas Hui. “Our core businesses remain healthy and well positioned to deliver strong long-term growth.”

Consolidated Financial Results
For the First Quarter
GIGAMEDIA 1Q09 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in
US$ thousands, except per
share amounts)	1Q09	1Q08	Change (%)	1Q09	4Q08	Change (%)
Revenues (A)	44,417	51,190	-13	44,417	44,583	0
Gross Profit(A)	35,118	42,153	-17	35,118	36,001	-2
Income from Operations (A)	5,419	12,698	-57	5,419	7,912	-32
Income from Continuing Operations (A)	5,180	12,736	-59	5,180	8,522	-39
Net Income Attributable to GigaMedia	4,843	12,077	-60	4,843	9,075	-47
Net Income Per Share, Diluted	.08	.20	-59	.08	0.15	-47
Non-GAAP Income from Operations(A)(B)	6,385	13,445	-53	6,385	7,993	-20
Non-GAAP Net Income (A) (B)	5,735	12,638	-55	5,735	8,214	-30
Non-GAAP Net Income Per Share, Diluted (A) (B)	0.10	0.21	-54	0.10	0.14	-30
EBITDA (C)	7,185	13,929	-48	7,185	11,677	-38
Cash, Cash Equivalents and Marketable Securities-Current	97,461	79,923	22	97,461	99,372	-2

(A)	Excludes results from discontinued operations.

(B)	Non-GAAP income from operations, non-GAAP net income and non-GAAP net income per share exclude results from discontinued operations, and non-cash share-based compensation expenses. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the first quarter decreased 13 percent to $44.4 million from $51.2 million in the same period of 2008, and held steady compared with the fourth quarter of 2008. The year-period decrease was primarily due to lower contributions from the company’s gaming software business reflecting the impact of the global economic downturn on player spending in the industry, with depreciation of the euro against the U.S. dollar increasing playing costs, resulting in decreased player spending. Quarter-over-quarter results reflected a strong increase in revenues in the Asian online games business, which offset an expected revenue decline in the gaming software business during the first quarter, with depreciation of the euro continuing during the period.
Consolidated gross profit for the first quarter decreased to $35.1 million from $42.2 million in the same period of 2008 and from $36.0 million in the fourth quarter of 2008. First-quarter consolidated gross profit margin decreased to 79.1 percent from 82.3 percent in the same period of 2008, and 80.7 percent in the fourth quarter of 2008 reflecting decreases in the proportions of contributions from the higher margin gaming software business during the periods, and the effect of revenue declines outpacing decreases in certain fixed costs.
Consolidated income from operations for the first quarter was $5.4 million compared to $12.7 million in the first quarter of 2008 and $7.9 million in the fourth quarter of 2008.
The year-over-year decrease in consolidated income from operations reflected the aforementioned revenue decrease and lower gross profit margin on changed revenue mix during the period, which despite flat operating expenses, yielded a decrease in the company’s consolidated operating margin to 12.2 percent.
The quarter-over-quarter decrease in consolidated income from operations was primarily the result of lower gross profit, as well as an increase in operating expenses of approximately $1.6 million. The variation in operating expenses reflected comparison with exceptionally low expenses during the fourth quarter of 2008, which benefited from year-end adjustments of compensation related expenses.
Consolidated non-operating income during the first quarter of 2009 was $268 thousand, down from non-operating income of approximately $600 thousand in the first quarter of 2008 and $669 thousand recorded in the previous quarter. GigaMedia’s first-quarter non-operating income included interest income and foreign exchange gains.
Net income for the quarter was $4.8 million compared to $12.1 million in the first quarter of 2008 and $9.1 million in the fourth quarter of 2008, reflecting the aforementioned factors affecting income from operations and non-operating income during the periods.

GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The company’s first-quarter non-GAAP financial measures exclude results from discontinued operations and non-cash share-based compensation expenses. Results from discontinued operations represented income of approximately $39 thousand in the first quarter of 2009. First-quarter non-cash share-based compensation charges were $931 thousand, up from $715 thousand in the same period in 2008. Reconciliations of non-GAAP measures to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures,” and “About the Numbers in This Release — Non-GAAP figures,” for more details.)
Non-GAAP consolidated income from operations was $6.4 million in the first quarter of 2009, down from $13.4 million in the first quarter of 2008 and $8.0 million in the fourth quarter of 2008. Non-GAAP consolidated net income in the first quarter was $5.7 million compared to $12.6 million in the same period last year and $8.2 million in the fourth quarter of 2008. Non-GAAP basic and fully-diluted earnings per share were $0.11 and $0.10, respectively.
Consolidated EBITDA for the first quarter of 2009 was $7.2 million, down from $13.9 million in the same period last year and $11.7 million in the fourth quarter of 2008. Operating cash flow for the first quarter of 2009 was $5.6 million. Capital expenditures totaled $3.3 million for the period.
GigaMedia continued to maintain a healthy balance sheet during the first quarter. Cash, cash equivalents and marketable securities-current were $97.5 million, down from $99.4 million in the fourth quarter of 2008. Total short-term borrowings decreased to $14.7 million at the end of the first quarter of 2009.
Business Unit Results
GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online poker, casino, and sports betting gaming software solutions and application services, primarily targeting continental European markets. The Asian online games segment operates a suite of play-for-fun online games, mainly targeting online gamers in Greater China.

Gaming Software Business

(unaudited, in US$
thousands)	1Q09	1Q08	Change (%)	1Q09	4Q08	Change (%)
Revenues	31,745	38,301	-17	31,745	35,060	-9
Gross Profit	26,134	32,754	-20	26,134	29,197	-10
Income from Operations	4,871	11,515	-58	4,871	5,160	-6
EBITDA	6,198	11,913	-48	6,198	6,312	-2
Results of the gaming software business were in line with expectations in the first quarter of 2009. Revenues in the gaming software business are traditionally driven by an upturn in online gaming during the winter, which peaks in the fourth quarter. During the first quarter of 2009, trends in player activity reflected traditional seasonality but continued to be negatively impacted by the economic downturn in Europe and the depreciation of the euro against the U.S. dollar. Given the challenging operating environment, management is implementing appropriate measures to cut costs and improve efficiencies.
First-quarter revenues in the gaming software business decreased 17 percent year-over-year to $31.7 million from $38.3 million and decreased 9 percent quarter-over-quarter from $35.1 million.
GigaMedia’s revenues from the gaming software business derived from providing poker and casino software and services to its master licensee were $14.6 million during the first quarter of 2009. This represented a decrease of 13 percent from $16.9 million in 2008 and a 9 percent decrease from the fourth quarter of 2008, which totaled $16.0 million. Such revenues are eliminated in consolidation.
Revenues in the poker software vertical were $21.6 million in the first quarter of 2009, down 27 percent from the same period of 2008 and 10 percent from the fourth quarter of 2008, reflecting the impact of the adverse economic climate in Europe and depreciation of the euro against the U.S. dollar, which has continued to increase playing costs, resulting in decreased player spending. First-quarter poker software revenues represented 68 percent of the business unit’s total first-quarter 2009 revenues. Approximately 183,000 active depositing real-money customers played on the poker platform during the first quarter, comparable with the previous quarter. During the quarter, approximately 45,000 new depositing real-money poker players were added, up 3 percent quarter-over-quarter. Average monthly revenue per active paying account decreased approximately 10 percent quarter-over-quarter.
Revenues in the casino software vertical were $10.2 million during the first quarter of 2009, an 18 percent increase from the same period in 2008 and down 8 from the previous quarter. Enhancements to GigaMedia’s platform software enabling strong cross-marketing to Everest Poker players contributed to the strong year-over-year revenue growth. Quarterly sequential results reflected the impact of the global economic downturn.
First-quarter gross profit was $26.1 million compared to $32.8 million in the same period last year and $29.2 in the fourth quarter of 2008, in line with revenues recorded during the periods. Gross profit margin decreased slightly year-over-year to 82.3 percent from 85.5 percent in 2008 and from 83.3 percent in the fourth quarter of 2008 as revenue decreases outpaced decreases in certain fixed costs.
Total first-quarter selling and marketing expenses were $15.1 million, down from $15.9 million in the same period of 2008 and $18.9 million in the fourth quarter of 2008. The year-over-year decrease was attributable to decreases in marketing initiatives. The quarter-over-quarter variation reflected implementation of cost controls and decreased affiliated marketing expenses in line with revenue trends, as well as comparison with strong marketing initiatives that traditionally peak during the fourth quarter.
Income from operations was $4.9 million in the first quarter of 2009 compared to $11.5 million in the same period of 2008 and $5.2 million in the fourth quarter of 2008. Operating margins declined year-over-year to 15.3 percent from 30.1 percent in 2008 and increased from 14.7 percent in the fourth quarter of 2008. The year-over year margin decrease was primarily due to lower gross profit and increased product development and engineering expenses, which more than offset lower sales and marketing expenses. The quarter-over-quarter increase in operating margin reflected decreased sales and marketing expenses which more than offset lower gross profit.
EBITDA was $6.2 million in the first quarter of 2009, down from $11.9 million in the first quarter of 2008 and $6.3 million in the fourth quarter of 2008. Capital expenditures totaled approximately $1.3 million for the first quarter of 2009.
Asian Online Games Business

(unaudited, in US$
thousands)	1Q09	1Q08	Change (%)	1Q09	4Q08	Change (%)
Revenues	12,673	12,890	-2	12,673	9,523	33
Gross Profit	8,984	9,395	-4	8,984	6,804	32
Income from Operations	2,651	3,708	-29	2,651	3,260	-19
EBITDA	3,071	3,665	-16	3,071	3,972	-23
The Asian online games business surged in the first quarter on solid execution and continued strong organic growth across the platform’s existing portfolio of games. With an exciting lineup of major new game titles scheduled for launch in China and Taiwan in summer 2009, the business is well positioned to deliver record growth.
First-quarter revenues in the Asian online games business decreased 2 percent to $12.7 million from $12.9 million a year ago and increased 33 percent from $9.5 million in the previous quarter. The year-over-year decrease primarily reflected decreased contributions from T2CN, which offset increased revenues in FunTown. The quarterly sequential improvement reflected strong organic growth in both FunTown and T2CN.
First-quarter revenues for FunTown increased 9 percent to a record $7.7 million from $7.0 million a year ago and increased 27 percent from $6.0 million in the previous quarter. Average monthly active paying accounts were approximately 105,000 during the first quarter of 2009, up 2 percent from the fourth quarter, and average monthly revenue per active paying account was a record $24.40 during the first quarter of 2009, up 25 percent quarter-over-quarter. Peak concurrent users were approximately 50,000, a 32 percent increase from the fourth quarter. Driving the quarter-over-quarter performance were successful promotions of FunTown’s casual game offerings during the period.
Total revenues for T2CN in the first quarter of 2009 were $5.0 million, representing a 15 percent decrease from $5.9 million in the first quarter of 2008 and a 43 percent increase from $3.5 million in the fourth quarter. The year-over-year variation reflected comparison with exceptionally strong results in 2008, which benefited from a severe winter storm in China. The quarterly sequential increase was attributable to resolution of a hacking incident in the game FreeStyle. T2CN’s average monthly active paying accounts were approximately 404,000 during the first quarter of 2009, up 20 percent from the fourth quarter, and average monthly revenue per active paying account was $4.08 during the first quarter of 2009, up 18 percent quarter-over-quarter. Peak concurrent users of FreeStyle were approximately 119,000 during the first quarter of 2009, an increase of 7 percent from the fourth quarter.
First-quarter gross profit was $9.0 million, down from $9.4 million in the first quarter of 2008 and up from $6.8 million in the fourth quarter of 2008, in line with the period revenue variations. Gross profit margin decreased year-over-year to 70.9 percent from 72.9 percent in 2008, largely attributable to fixed costs related to the launch of new games. Gross profit margin held steady quarter-over-quarter.
Total selling and marketing expenses in the first quarter of 2009 were $3.0 million compared to $2.6 million in the first quarter of 2008 and $1.9 million in the previous quarter. The year-over-year and quarter-over-quarter increases were primarily due to sequential increases in mass media promotional/advertising expenses during the period, with extensive marketing campaigns run during the Chinese New Year holiday and promotions supporting the launch of Holic.
Income from operations was $2.7 million during the first quarter of 2009, down from $3.7 million in the same period of 2008 and $3.3 million in the fourth quarter of 2008. The year-over-year decrease was due to lower gross profit, as well as increased marketing efforts and expenses related to build-up of the company’s pan-Asian game platform and preparation for new game launches, which led to a decrease in operating margin to 20.9 percent from 28.8 percent in 2008. The quarter-over-quarter decrease was mainly attributable to increased sales and marketing and general and administrative expenses, which more than offset revenue growth during the period and led to a decline in operating margin from 34.2 percent in the fourth quarter of 2008.
EBITDA decreased to $3.1 million in the first quarter of 2009 from $3.7 million a year ago and $4.0 million in the fourth quarter of 2008. Capital expenditures totaled approximately $1.8 million for the first quarter of 2009.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of June 9, 2009. Given potential changes in economic conditions and consumer spending, the evolving nature of gaming software, online games, and various other risk factors, including those discussed in the company’s 2007 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.
Gaming software business. The company expects continued revenue pressure through the summer months due to normal seasonality and the effects of the global economic downturn. The company notes that player metrics have begun to stabilize, and management expects improved operating results in the second half of 2009.
Asian online games business. The company expects very strong performance from this division in 2009 driving record top and bottom-line numbers for the year, the result of multiple major game launches.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of discontinued operations, share-based compensation, as well as certain non-cash items, including write-offs related to game licensing, gains and losses on the sale of businesses and discontinued operations, and write-offs recorded by equity method investees. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.
The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.
GigaMedia records the expensing of share-based compensation based on Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”). The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.
The company’s management believes excluding the non-cash write-off of loan receivables, game capitalized costs and investments is useful for itself and for investors as such write-off does not impact cash earnings and is not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.
The company believes that the presentation of non-GAAP income from operations, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP income from operations excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with GAAP and by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.
Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Results from continuing operations

On September 3, 2008, the company sold its legacy cable and corporate Internet service provider (“ISP”) business. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets) and to allow for meaningful comparisons, the company has recast the current and past quarterly financial results presented herein to reflect this sale, unless otherwise noted. Results of the legacy cable and corporate ISP business are reported separately as discontinued operations in the consolidated financial statements.
SFAS No. 160
In January 2009, the company adopted SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, which required certain reclassifications of non-controlling interests. Unless stated otherwise, all references to “net income” contained in this press release refer to the income statement line item titled “Net income attributable to GigaMedia.”
Non-GAAP figures
GigaMedia’s management has presented herein non-GAAP financial measures that exclude certain expenses, gains and losses that (a) are not expected to result in future cash payments, and/or (b) that may not be indicative of GigaMedia’s core operating results and business outlook. The company’s first-quarter non-GAAP financial measures exclude results from discontinued operations representing income of approximately $39 thousand and non-cash share-based compensation expenses of approximately $931 thousand.
The company’s non-GAAP financial measures reported herein include non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described above and reconciliations to the corresponding GAAP measures are included at the end of this release.
Conference Call and Webcast
GigaMedia will hold a conference call at 8:00 p.m. Taipei/Hong Kong Time on June 9, 2009, which is 8:00 a.m. Eastern Daylight Time on June 9, 2009 in the United States, to discuss the company’s first-quarter 2009 performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and one of Taiwan’s largest online MahJong game sites, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to integrate our poker offering and casino to better monetize our player base, our ability to successfully launch sport betting services, our ability to retain existing online gaming and online game players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2008 and its other filings with the United States Securities and Exchange Commission.
# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2009	12/31/2008	3/31/2008
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Gaming software and service revenues	31,744,732	35,060,369	38,300,753
Online game and service revenues	12,672,652	9,522,810	12,889,501

	44,417,384	44,583,179	51,190,254

Operating costs
Cost of gaming software and service revenues	5,610,919	5,863,314	5,546,637
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123 (R) of $28,591, ($12,909), and $12,919, respectively)	3,688,723	2,719,116	3,490,688

	9,299,642	8,582,430	9,037,325

Gross profit	35,117,742	36,000,749	42,152,929

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $27,038, $134,589, and $95,712, respectively)	3,943,713	2,617,280	3,242,710
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123 (R) of $66,295, $82,730, and $44,176, respectively)	18,136,963	20,804,537	18,556,538
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $844,360, ($123,567), and $594,205, respectively)	7,544,381	4,426,403	7,587,877
Bad debt expenses	43,760	65,110	67,403
Impairment loss	29,932	175,087	0

	29,698,749	28,088,417	29,454,528

Income from operations	5,418,993	7,912,332	12,698,401

Non-operating income (expense)
Interest income	103,140	396,424	599,749
Gain on sales of marketable securities	0	30,119	342,576
Interest expense	(93,144)	(178,285)	(277,120)
Foreign exchange gain (loss) — net	183,977	184,357	(127,204)
Loss on disposal of property, plant and equipment	(2,218)	(213,412)	(33,565)
Loss on equity method investments	(18,887)	(124,765)	0
Other	95,315	574,326	95,330

	268,183	668,764	599,766

Income from continuing operations before income taxes	5,687,176	8,581,096	13,298,167
Income tax expense	(507,098)	(59,095)	(562,123)

Income from continuing operations	5,180,078	8,522,001	12,736,044
Income from discontinued operations	39,117	989,017	154,071

Net income	5,219,195	9,511,018	12,890,115
Less: Net income attributable to noncontrolling interest	(376,120)	(436,428)	(813,036)

Net income attributable to GigaMedia	4,843,075	9,074,590	12,077,079

Earnings per share attributable to GigaMedia
Basic:
Income from continuing operations	0.09	0.15	0.22
Income from discontinued operations	0.00	0.02	0.00

	0.09	0.17	0.22

Fully-diluted:
Income from continuing operations	0.08	0.13	0.20
Income from discontinued operations	0.00	0.02	0.00

	0.08	0.15	0.20

Weighted average shares outstanding:
Basic	54,402,284	54,349,726	53,817,644

Diluted	59,714,969	59,488,973	60,445,440

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	3/31/2009	12/31/2008	3/31/2008
	unaudited	unaudited	unaduited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	94,032,238	95,953,250	75,372,555
Marketable securities — current	3,428,756	3,419,200	4,550,637
Accounts receivable — net	13,910,232	15,187,668	20,532,896
Prepaid expenses	14,603,575	9,906,699	14,192,730
Restricted cash	973,460	0	6,615,992
Other receivables	3,057,764	3,165,985	4,070,840
Other current assets	1,273,069	1,166,166	2,909,000

Total current assets	131,279,094	128,798,968	128,244,650

Marketable securities — noncurrent	26,720,241	26,041,364	24,017,482
Investments	1,823,304	1,904,591	5,043,466
Property, plant & equipment — net	13,538,685	13,467,974	14,336,714
Goodwill	86,239,127	87,098,458	87,056,365
Intangible assets — net	29,103,405	28,930,122	27,531,011
Restricted cash	0	2,125,122	0
Prepaid licensing and royalty fees	21,323,534	20,540,351	18,240,842
Other assets	11,139,691	7,886,097	2,047,466

Total assets	321,167,081	316,793,047	306,517,996

Liabilities & equity
Short-term borrowings	14,743,132	15,242,558	32,231,080
Accounts payable	1,510,865	899,274	1,817,471
Accrued compensation	2,218,405	3,503,266	4,717,482
Accrued expenses	11,712,399	11,344,605	10,010,213
Player account balances	33,174,930	32,827,534	32,244,664
Other current liabilities	11,895,575	12,385,881	17,416,758

Total current liabilities	75,255,306	76,203,118	98,437,668
Other liabilities	3,993,293	3,513,553	1,491,673

Total liabilities	79,248,599	79,716,671	99,929,341

GigaMedia’s shareholders’ equity	233,059,841	228,455,721	195,839,387

Noncontrolling interest	8,858,641	8,620,655	10,749,268

Total equity	241,918,482	237,076,376	206,588,655

Total liabilities & equity	321,167,081	316,793,047	306,517,996

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2009	12/31/2008	3/31/2008
	unaudited	unaudited	unaudited
	USD	USD	USD
Income from operations
GAAP result	5,418,993	7,912,332	12,698,401
Adjustment: share-based compensation	966,284	80,843	747,012

Non-GAAP result	6,385,277	7,993,175	13,445,413

Net income attributable to GigaMedia
GAAP result	4,843,075	9,074,590	12,077,079
Adjustments:
(a) share-based compensation	931,078	128,901	715,163
(b) income from discontinued operations	(39,117)	(989,017)	(154,071)

Non-GAAP result	5,735,036	8,214,474	12,638,171

Basic earnings per share attributable to GigaMedia
GAAP result	0.09	0.17	0.22
Adjustments	0.02	(0.02)	0.01

Non-GAAP result	0.11	0.15	0.23

Diluted earnings per share attributable to GigaMedia
GAAP result	0.08	0.15	0.20
Adjustments	0.02	(0.01)	0.01

Non-GAAP result	0.10	0.14	0.21

Reconciliation of Net Income to EBITDA

Net income attributable to GigaMedia	4,843,075	9,074,590	12,077,079
Depreciation	718,147	629,715	571,939
Amortization	1,179,962	1,035,569	960,721
Interest expense (income)	24,724	27,572	(97,960)
Tax expense	419,228	909,910	416,982

EBITDA	7,185,136	11,677,356	13,928,761